Exhibit 99.1

DESCARTES REPORTS FISCAL 2016 THIRD QUARTER FINANCIAL RESULTS
Record Revenues and Operating Performance

WATERLOO, Ontario — December 3, 2015 — The Descartes Systems Group Inc. (TSX:DSG) (Nasdaq:DSGX) announced its financial results for its fiscal 2016 third quarter (Q3FY16) ended October 31, 2015. All financial results referenced are in United States (US) currency and, unless otherwise indicated, are determined in accordance with US Generally Accepted Accounting Principles (GAAP).

“We continue to grow our network profitably and make prudent investments in our business to better serve the global logistics community,” said Edward J. Ryan, Descartes' CEO. “We’re mindful of emerging trends in buying and shipping behavior, security and regulation when making investments in our business. E-Commerce consumer expectations and buying patterns are evolving, with supply chains and processes having to evolve to keep pace. Our business, complemented by our recent investment in Oz, is well-positioned to help Global Logistics Network customers of all sizes meet the logistics challenges of today and tomorrow."

Q3FY16 Financial Results
As described in more detail below, key financial highlights for Descartes in Q3FY16 included:
•	Revenues of $47.4 million, up 10% from $43.1 million in the third quarter of fiscal 2015 (Q3FY15) and up 5% from $45.2 million in the previous quarter (Q2FY16). The approximate impact of changes in foreign exchange rates on revenues was negative $2.7 million (from Q3FY15 to Q3FY16) and negative $0.3 million (from Q2FY16 to Q3FY16);
•	Services revenues of $45.5 million, up 15% from $39.4 million in Q3FY15 and up 6% from $42.8 million in Q2FY16. Services revenues comprised 96% of total revenues for the quarter;
•	Cash provided by operating activities of $13.4 million, up 12% from $12.0 million in Q3FY15 and up 5% from $12.8 million in Q2FY16;
•	Net income of $5.2 million, up 24% from 4.2 million in Q3FY15 and up 2% from $5.1 million in Q2FY16;
•	Earnings per share on a diluted basis of $0.07, up 40% from $0.05 in Q3FY15 and consistent with Q2FY16;
•	Adjusted EBITDA of $15.8 million, up 20% from $13.2 million in Q3FY15 and up 8% from $14.6 million in Q2FY16. Adjusted EBITDA as a percentage of revenues was 33%, up from 31% in Q3FY15 and up from 32% in Q2FY16; and
•	Adjusted EBITDA per share on a diluted basis of $0.21, up 24% from $0.17 in Q3FY15 and up 11% from $0.19 in Q2FY16.

Adjusted EBITDA and Adjusted EBITDA per diluted share are non-GAAP financial measures provided as a complement to financial results presented in accordance with GAAP. We define Adjusted EBITDA as earnings before interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include executive departure charges, restructuring charges and acquisition-related expenses).

These items are considered by management to be outside Descartes' ongoing operational results. We define Adjusted EBITDA per diluted share as Adjusted EBITDA divided by the number of diluted shares used to calculate the GAAP measure of earnings per share. A reconciliation of Adjusted EBITDA and Adjusted EBITDA per diluted share to net income and earnings per share determined in accordance with GAAP, respectively, is provided later in this release.

The following table summarizes Descartes' results in the categories specified below over the past 5 fiscal quarters (unaudited; dollar amounts, other than per share amounts, in millions):

	Q3 FY16	Q2 FY16	Q1 FY16	Q4 FY15	Q3 FY15
Revenues	47.4	45.2	44.4	44.3	43.1
Services revenues	45.5	42.8	41.7	41.5	39.4
Gross margin	72%	70%	70%	69%	68%
Cash provided by operating activities	13.4	12.8	11.9	13.1	12.0
Net income	5.2	5.1	4.9	3.6	4.2
Earnings per diluted share	0.07	0.07	0.06	0.05	0.05
Adjusted EBITDA	15.8	14.6	14.2	13.9	13.2
Adjusted EBITDA as a % of revenues	33%	32%	32%	31%	31%
Adjusted EBITDA per diluted share	0.21	0.19	0.19	0.18	0.17

Year-to-Date Financial Results
As described in more detail below, key financial highlights for Descartes’ nine-month period ended October 31, 2015 (9MFY16) included:
•	Revenues of $137.0 million, up 8% from $126.6 million in the same period a year ago (9MFY15). The approximate impact of changes in foreign exchange rates on revenues was negative $9.8 million (from 9MFY15 to 9MFY16);
•	Services revenues of $130.0 million, up 11% from $117.6 million in 9MFY15. Services revenues comprised 95% of total revenues for 9MFY16;
•	Cash provided by operating activities of $38.0 million, up 4% from $36.4 million in 9MFY15;
•	Net income of $15.2 million, up 32% from $11.5 million in 9MFY15;
•	Earnings per share on a diluted basis of $0.20, up 25% from $0.16 in 9MFY15;
•	Adjusted EBITDA of $44.6 million, up 17% from $38.1 million in 9MFY15. Adjusted EBITDA as a percentage of revenues was 33%, up from 30% in 9MFY15; and
•	Adjusted EBITDA per share on a diluted basis of $0.58, up 7% from $0.54 in 9MFY15.

The following table summarizes Descartes’ results in the categories specified below over 9MFY16 and 9MFY15 (unaudited, dollar amounts in millions):

	9MFY16	9MFY15
Revenues	137.0	126.6
Services revenues	130.0	117.6
Gross margin	71%	68%
Cash provided by operating activities	38.0	36.4
Net income	15.2	11.5
Earnings per diluted share	0.20	0.16
Adjusted EBITDA	44.6	38.1
Adjusted EBITDA as a % of revenues	33%	30%
Adjusted EBITDA per diluted share	0.58	0.54

Cash Position
At October 31, 2015, Descartes had $53.0 million in cash. Cash has increased $5.8 million in Q3FY16 primarily due to cash provided by operating activities. Cash has decreased $65.1 million in 9MFY16 primarily due to the acquisitions of MK Data Services LLC and BearWare, Inc., partially offset by strong cash flow from operations.

The table set forth below provides a summary of cash flows for Q3FY16 and 9MFY16 in millions of dollars:

	Q3FY16	9MFY16
Cash provided by operating activities	13.4	38.0
Purchase of marketable securities	(3.9)	(3.9)
Additions to property and equipment	(1.2)	(3.4)
Acquisition of subsidiaries, net of cash acquired	-	(91.4)
Issuance of common shares, net of issuance costs	0.1	0.2
Settlement of stock options	(2.6)	(2.6)
Effect of foreign exchange rate on cash	-	(2.0)
Net change in cash	5.8	(65.1)
Cash, beginning of period	47.2	118.1
Cash, end of period	53.0	53.0

Acquisition of Oz Development, Inc.
On November 25, 2015, we acquired Oz Development, Inc. (“Oz”), a leading US-based provider of application integration solutions that help small-to-medium sized businesses (“SMBs”) automate a number of logistics and supply chain processes. The solutions help a growing SMB community connect to, and integrate with, leading ERP, CRM, e-commerce and supply chain platforms. The total purchase price for the acquisition was approximately $29.5 million, net of cash acquired, which was funded with cash on hand.

Conference Call
Members of Descartes' executive management team will host a conference call to discuss the company's financial results at 8:00 a.m. ET on Thursday, December 3. Designated numbers are +1 866 229-4144 for North America and +1 416 216-4169 for international, using Passcode 9272353#.

The company will simultaneously conduct an audio webcast on the Descartes Web site at www.descartes.com/descartes/investor-relations. Phone conference dial-in or webcast log-in is required approximately 10 minutes beforehand.

Replays of the conference call will be available following the call from 11:00 a.m. ET, and until December 10, 2015, by dialing +1 888 843-7419 or +1 630 652-3042 followed by Passcode 9272353#. An archived replay of the webcast will be available at www.descartes.com/descartes/investor-relations.

About Descartes
Descartes (Nasdaq:DSGX) (TSX:DSG) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com.
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Descartes Investor Contact:
Laurie McCauley +1-519-746-6114 x202358
investor@descartes.com

Safe Harbor Statement
This release contains forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relates to Descartes' future, opportunities and business; demand for Descartes' solutions; growth of Descartes' Global Logistics Network; and other matters. These forward-looking statements are based on certain assumptions including the following: global shipment volumes continuing to increase at levels consistent with the average growth rates of the global economy; countries continuing to implement and enforce existing and additional customs and security regulations relating to the provision of electronic information for imports and exports; countries continuing to implement and enforce existing and additional trade restrictions and sanctioned party lists with respect to doing business with certain countries, organizations, entities and individuals; Descartes' continued operation of a secure and reliable business network; the stability of general economic and market conditions, currency exchange rates, and interest rates; equity and debt markets continuing to provide Descartes with access to capital; Descartes' continued ability to identify and source attractive and executable business combination opportunities; Descartes' ability to develop solutions that keep pace with the continuing changes in technology, and our continued compliance with third party intellectual property rights. These assumptions may prove to be inaccurate. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Descartes, or developments in Descartes' business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements.  Such factors include, but are not limited to, Descartes' ability to successfully execute on acquisitions and to integrate acquired businesses and assets, and to predict expenses associated with and revenues from acquisitions; the ability to attract and retain key personnel and the ability to manage the departure of key personnel and the transition of our executive management team; changes in trade or transportation regulations that currently require customers to use services such as those offered by Descartes; the impact on Descartes' business of the global economic downturn; departures of key customers; the impact of foreign currency exchange rates; Descartes' ability to retain or obtain sufficient capital in addition to its debt facility to execute on its business strategy, including its acquisition strategy; disruptions in the movement of freight; the potential for future goodwill or intangible asset impairment as a result of other-than-temporary decreases in Descartes' market capitalization; and other factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada, including Descartes' most recently filed Management's Discussion and Analysis. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

Reconciliation of Non-GAAP Financial Measures - Adjusted EBITDA and Adjusted EBITDA per Diluted Share
We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as Adjusted EBITDA and Adjusted EBITDA per diluted share, in making investment decisions about our company and measuring our operational results.

The term “Adjusted EBITDA” refers to a financial measure that we define as earnings before interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include executive departure charges, restructuring charges and acquisition-related expenses). Adjusted EBITDA per diluted share divides Adjusted EBITDA by the number of diluted shares used in calculating the GAAP diluted earnings per share, or diluted EPS, measure.

Management considers acquisition-related and restructuring activities to be outside the scope of Descartes’ ongoing operations and the related expenses are not used by management to measure operations. Accordingly, these expenses are excluded from Adjusted EBITDA, which we reference to both measure our operations and as a basis of comparison of our operations from period-to-period. Management believes that investors and financial analysts measure our business on the same basis, and we are providing the Adjusted EBITDA financial metric to assist in this evaluation and to provide a higher level of transparency into how we measure our own business. However, Adjusted EBITDA is a non-GAAP financial measure and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA should not be construed as a substitute for net income determined in accordance with GAAP or other non-GAAP measures that may be used by other companies, such as EBITDA. The use of Adjusted EBITDA does have limitations. In particular, we have completed eleven acquisitions since the beginning of fiscal 2014, and may complete additional acquisitions in the future that will result in acquisition-related expenses and restructuring charges. As these acquisition-related expenses and restructuring charges may continue as we pursue our consolidation strategy, some investors may consider these charges and expenses as a recurring part of operations rather than non-recurring charges and expenses that are not part of operations.

The table below reconciles Adjusted EBITDA and Adjusted EBITDA per diluted share to net income and diluted earnings per share, respectively, reported in our unaudited Consolidated Statements of Operations for Q3FY16, Q2FY16, Q1FY16, Q4FY15 and Q3FY15, which we believe are the most directly comparable GAAP measures.

(US dollars in millions)	Q3FY16	Q2FY16	Q1FY16	Q4FY15	Q3FY15
Net income, as reported on Consolidated Statements of Operations	5.2	5.1	4.9	3.6	4.2
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	0.1	0.1	0.1	0.2	0.1
Interest income	-	(0.1)	(0.1)	(0.1)	(0.1)
Income tax expense	1.9	1.8	2.1	1.2	2.0
Depreciation expense	0.8	0.8	0.7	0.9	0.8
Amortization of intangible assets	6.9	6.0	6.0	6.2	5.5
Stock-based compensation and related taxes	0.5	0.5	0.3	0.5	0.5
Acquisition-related expenses	0.4	0.4	0.1	0.7	0.2
Restructuring charges	-	-	0.1	0.7	-
Adjusted EBITDA	15.8	14.6	14.2	13.9	13.2

Weighted average diluted shares outstanding (thousands)	76,421	76,396	76,344	76,303	76,190
Diluted earnings per share	0.07	0.07	0.06	0.05	0.05
Adjusted EBITDA per diluted share	0.21	0.19	0.19	0.18	0.17

The Descartes Systems Group Inc.
Condensed Consolidated Balance Sheets
(US dollars in thousands; US GAAP; unaudited)

	October 31,	January 31,
	2015	2015
ASSETS
CURRENT ASSETS
Cash	52,955	118,053
Short-Term Marketable Securities	3,551	-
Accounts receivable (net)
Trade	25,072	22,613
Other	2,969	3,257
Prepaid expenses and other	4,343	4,327
Inventory	361	474
Deferred income taxes	11,506	8,572
Deferred tax charge	358	-
	101,115	157,296
PROPERTY AND EQUIPMENT, NET	9,102	7,829
DEFERRED INCOME TAXES	9,030	16,510
DEFERRED TAX CHARGE	433	-
INTANGIBLE ASSETS, NET	131,526	115,126
GOODWILL	202,452	147,440
	453,658	444,201
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	4,913	4,620
Accrued liabilities	16,007	16,695
Income taxes payable	1,916	4,112
Deferred revenue	14,447	15,309
	37,283	40,736
LONG-TERM INCOME TAXES PAYABLE	4,138	3,450
DEFERRED INCOME TAXES	7,321	9,630
	48,742	53,816

SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 75,760,184 at October 31, 2015 (January 31, 2015 – 75,480,492)	252,465	247,839
Additional paid-in capital	446,364	450,623
Accumulated other comprehensive loss	(26,250)	(25,212)
Accumulated deficit	(267,663)	(282,865)
	404,916	390,385
	453,658	444,201

The Descartes Systems Group Inc.
Condensed Consolidated Statements of Operations
(US dollars in thousands, except per share and weighted average share amounts; US GAAP; Unaudited)

	Three Months Ended		Nine Months Ended
	October 31,	October 31,	October 31,	October 31,
	2015	2014	2015	2014

REVENUES	47,360	43,057	136,956	126,573
COST OF REVENUES	13,416	13,876	40,288	40,945
GROSS MARGIN	33,944	29,181	96,668	85,628
EXPENSES
Sales and marketing	5,549	5,451	16,172	15,434
Research and development	8,082	6,986	23,026	20,814
General and administrative	5,897	4,799	16,511	14,690
Other charges	384	201	914	1,452
Amortization of intangible assets	6,936	5,541	18,906	15,477
	26,848	22,978	75,529	67,867
INCOME FROM OPERATIONS	7,096	6,203	21,139	17,761
INTEREST EXPENSE	(120)	(144)	(399)	(938)
INTEREST INCOME	28	92	174	245
INCOME BEFORE INCOME TAXES	7,004	6,151	20,914	17,068
INCOME TAX EXPENSE
Current	662	506	1,371	1,924
Deferred	1,113	1,488	4,341	3,680
	1,775	1,994	5,712	5,604
NET INCOME	5,229	4,157	15,202	11,464
EARNINGS PER SHARE
Basic	0.07	0.06	0.20	0.17
Diluted	0.07	0.05	0.20	0.16
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	75,633	75,324	75,539	68,907
Diluted	76,421	76,190	76,391	69,926

The Descartes Systems Group Inc.
Condensed Consolidated Statements of Cash Flows
(US dollars in thousands; US GAAP; Unaudited)

	Three Months Ended		Nine Months Ended
	October 31,	October 31,	October 31,	October 31,
	2015	2014	2015	2014
OPERATING ACTIVITIES
Net income	5,229	4,157	15,202	11,464
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	846	773	2,276	2,332
Amortization of intangible assets	6,936	5,541	18,906	15,477
Stock-based compensation expense	395	461	1,192	1,112
Other non-cash operating activities	295	-	295	-
Deferred income tax expense	1,113	1,488	4,341	3,680
Deferred tax charge	48	-	136	-
Changes in operating assets and liabilities:
Accounts receivable
Trade	(385)	(262)	1,202	1,107
Other	(63)	555	294	4,525
Prepaid expenses and other	716	144	259	(242)
Inventory	12	94	113	493
Accounts payable	1,476	474	125	(368)
Accrued liabilities	(340)	574	(906)	(1,106)
Income taxes payable	240	167	(1,634)	(368)
Deferred revenue	(3,139)	(2,163)	(3,804)	(1,717)
Cash provided by operating activities	13,379	12,003	37,997	36,389
INVESTING ACTIVITIES
Purchase of marketable securities	(3,943)	-	(3,943)	-
Additions to property and equipment	(1,167)	(693)	(3,432)	(1,956)
Acquisition of subsidiaries, net of cash acquired and bank indebtedness assumed	-	-	(91,437)	(40,816)
Cash used in investing activities	(5,110)	(693)	(98,812)	(42,772)
FINANCING ACTIVITIES
Proceeds from borrowing on the debt facility	-	-	-	20,000
Payment of debt issuance costs	-	-	-	(386)
Repayments of debt and other financial liabilities	-	-	-	(63,305)
Issuance of common shares for cash, net of issuance costs	62	(492)	153	140,512
Settlement of stock options	(2,590)	-	(2,590)	(405)
Cash (used in) provided by financing activities	(2,528)	(492)	(2,437)	96,416
Effect of foreign exchange rate changes on cash	42	(1,966)	(1,846)	(2,462)
Increase (decrease) in cash	5,783	8,852	(65,098)	87,571
Cash, beginning of period	47,172	141,424	118,053	62,705
Cash, end of period	52,955	150,276	52,955	150,276